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March 23, 2005



Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549




RE:    Sparton Corporation
       Form 10-K for the Fiscal Year Ended June 30, 2004
       Form 1O-Q for the Quarterly Period Ended December 31, 2004
       File No. 1-01000

Dear Ms. Cvrkel:

We have reviewed your correspondence, dated February 28, 2005, and are responding within the extended response timeline (March 28, 2005) agreed upon with Ms. Claire Lamoureux during our telephone discussion on March 1, 2005. Regarding the above referenced filings, we have prepared responses to each of the comments as follows:

1. We note that you have presented the caption "commitments and contingencies" on the face of the balance sheet, as required by Rule 5-02.25 of Regulation S-X. In future filings, please remove the dash (-) included in the dollar amount columns for each period presented as the dash may be interpreted to mean that you have no commitments and contingencies.

Response:
   We have historically inserted the dash to signify there was not an unintentional omission of an amount associated with this caption, and have included a footnote reference to a discussion of related matters. Given your stated preference, we will remove the dash in future filings.

Consolidated Statements of Income, page 16

2. We note that you have presented the gain from the sale of property and equipment below operating loss for the year ended June 30, 2004. In this regard, please revise future filings to present gains or losses on the sale of long-lived assets as a component of income (loss) from operations. See paragraph 45 of SFAS No. 144.

Response:
   The gain on sale of property and equipment was presented in this format as the sale of our Rio Rancho, New Mexico facility was part of our continuing operations. This sale was neither an asset of a discontinued operation nor an asset classified as held for sale. As the transaction did not involve products or services, we thought it should be more properly classified as other income and that this presentation more accurately communicated to our shareholders and other readers of our financial statements that this income was unique, not generally recurring in nature and not from our business operations. For these reasons, and because this matter has been finalized and should not recur, we would prefer to not reclassify the prior year amount in future filings. However, given your position as to the guidance provided by paragraph 45 of SFAS No.144, we will include future income (loss) from such transactions within operating income as you describe. We will also reclassify the above referenced gain in future filings.

3. Reference is made to your discussion in the last paragraph on page 7 (MD&A). You state that $598,000 and $181,000 included in fiscal years 2004 and 2003, respectively, are associated


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   with costs related to an insurance adjustment for a previously disputed claim, which has been settled. Supplementally tell us, in appropriate detail, the facts and circumstances related to the adjustments for each period presented. Also, tell us how you determined that it was appropriate to include the adjustments as part of continuing operations (versus discontinued operations) since the insurance adjustments relate to your previously owned automotive segment. Assuming your classification of the adjustments within continuing operations is appropriate, please tell us your accounting basis for classifying the adjustments as "non-operating" costs versus operating costs. See paragraph 85 and 86 of FASB Concepts No. 6. We may have further comments.

Response:
   Income/loss from the automotive segment was presented as discontinued operations through our fiscal 1999 Form 10-K. At that point, the activity that was still associated with the previously owned automotive operations was essentially complete. Well after the sale of the automotive segment in fiscal 1997, several worker's compensation and other claims were settled in amounts above those that were previously anticipated and accrued for. In fiscal 2003 and 2004, Sparton commenced and finalized settlement proceedings. In fiscal 2003, an $181,000 charge for the expected increase in our still outstanding unsettled claims was reported as other expense. In fiscal 2004, when the claims were finally settled, an additional $598,000 charge was also reported as other expense. Given the relative immaterial amounts of these charges, we felt that the classification as other income/expense was appropriate. We also felt that reestablishing the discontinued operations presentation again after four years would be very confusing to readers of our financial statements. This presentation, combined with a clear discussion in MD&A of the exact nature of the charges, was thought to be a much clearer communication. For these reasons, and because this matter has been finalized and should not recur, we would prefer to not reclassify these prior year amounts in future filings.

4. Reference is made to the third paragraph under the Liquidity and Capital Resources (MD&A) section on page 9. You state that you sold your existing Rio Rancho plant in June 2004 and recognized an $844,000 gain on the sale. In addition, you state that you will continue to lease the existing Rio Rancho plant until your new facility is completed and that the transition between the facilities has an anticipated completion date of November 2004. In this regard, supplementally tell us how you determined that it was appropriate to recognize the gain on the sale of the facility in June 2004. Your response should include, but not be limited to, whether you determined that you only retained a minor portion of the rights to use the property (i.e., the present value of fair rental payments is equal to 10% or less of the fair value of the existing Rio Rancho plant) supporting your treatment of the sale and the leaseback as separate transactions. See paragraph 3(a) of SFAS No. 28. We may have further comments.

Response:
   The gain was recognized upon the execution of a definitive sales agreement for the Rio Rancho, New Mexico facility. The short-term leasing of the Rio Rancho facility during the final transition to a newly acquired plant was done only because we needed to complete the move to the new plant and we were unsure of the exact timing of that move. The short-term lease arrangement covered approximately five months at a rental cost of $91,000 which amount was less than the 10% of the fair value criteria described in paragraph 3(a) of SFAS No. 28. Due to the very short-term nature of the lease and in accordance with paragraph 3(a), the sale and lease back were reported as two separate transactions.

Note 1. Significant Accounting Policies

Basis of Presentation, page 19

5. You disclose that you consolidate the accounts of Sparton Corporation and all active subsidiaries. Pursuant to SEAS No. 94, all companies in which you have a majority voting interest should be consolidated. In this regard, supplementally tell us, with a view toward expanded disclosure, the impact that the consolidation of inactive subsidiaries will have on your financial statements and related disclosures for each period presented. We may have further comments.

Response:
   Sparton's inactive subsidiaries are wholly owned subsidiaries, as are the active subsidiaries that are listed. However, whereas the active subsidiaries have assets, liabilities, and income generating activity, the inactive subsidiaries are inactive shells and held in name only. There


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   would be no impact on Sparton's financial statements or disclosures if they were included in the consolidation. We will adjust our disclosure going forward, clarifying that the financial statements include all subsidiaries, and that the inclusion of inactive shell companies has not had an impact on the financial statements presented.

Revenue Recognition, page 19

6. Reference is made to your contracts that are accounted for using long-term contract accounting. Please supplementally tell us, and disclose in future filings, the method of measuring the extent of progress towards completion (e.g., cost to cost). See paragraphs 44 and 45 of SOP 81-1 for guidance.

Response:
   On page 11 of the MD&A, "Critical Accounting Policies, Government Contract Cost Estimates", this subject is dealt with more fully. Long-term contracts, which are our government contracts, are accounted for based on completed units accepted with respect to revenue recognition and their estimated average cost per unit regarding costs. For reference, all such contracts are produced by lots and independently tested by the U.S. Navy. Revenue is recognized only when we have successfully passed each lot. Contract costs and margins are initially estimated when the contracts are bid. These estimates are reviewed and updated quarterly until the contract is complete. If the total expected contract costs and margins change, the costs and margins on previously recorded revenue are adjusted on a contract-to-date basis, using the cumulative catch-up method. Under this accounting, margins on all subsequent sales are reported at the then current estimated amount. In addition, losses for the entire amount of the contract are recognized in the period when such losses are determinable. This method of accounting for changes in contract cost estimates is described in the "Contractors Guide for Accounting for Long-term Contracts". In the past, these adjustments have been significant on occasion and were disclosed in the periods in which they occurred. Recently, the impact of our cost to complete adjustments has been insignificant and therefore not discussed.

Research and Development Expenditures, page 21

7. Reference is made to your customer funded R&D. Please revise future filings to include the disclosures required by paragraph 14 of SFAS No. 68, if material.

Response:

   SFAS No. 68, paragraph 14, reads "An enterprise that under the provisions of this Statement accounts for its obligation under a research and development arrangement as a contract to perform research and development for others shall disclose the following:

         - The terms of significant agreements under the research and development arrangement (including royalty arrangements, purchase provisions, license agreements, and commitments to provide additional funding) as of the date of each balance sheet presented

         - The amount of compensation earned and costs incurred under such contracts for each period for which an income statement is presented

   In the future, if the amounts and activity of customer funded research and development should be material, our disclosure will be adjusted to reflect the above guidance. While customer funded R&D in the past has been of a significant size at times, and disclosed in the notes to the financial statements, this is not the situation presently. Customer funded R&D, when it occurs, is generally part of a larger production agreement. Also, the customer funded R&D that is performed does not include the type of arrangements specifically listed in SFAS No. 68, such as royalty arrangements, purchase provisions, license agreements, or commitments to provide additional funding. In addition, contracts do not involve multiple elements such as are covered in EITF No. 00-21. Minimal amounts of customer funded R&D are currently received for activities performed that are not also part of a production contract. As such, substantially all customer funded R&D is considered part of the total product/contract price and, therefore, is included with the related sales discussion and presentation in medical/scientific instrumentation, aerospace, government, or industrial/other activity. In future filings we will expand our note to say:
   Customer funded R&D costs are not considered material, are generally part of a larger production agreement, and as such are included in costs of goods sold.


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Note 3. Investment Securities, page 22

8. We note your disclosure that you believe the equity method of accounting for your investment in Cybernet is appropriate given your level of involvement in the entity. We note that Item 9 of your response letter dated January 15, 2003 explains why you believe equity accounting is appropriate under your circumstances. In this regard, please revise future filings to disclose the facts and circumstances supporting your conclusion that you have the ability to exercise significant influence over the operating and financial policies of Cybernet. Also, supplementally provide us with your revised disclosures.

Response:
    We will expand this area in future filings. In June 2002, Sparton changed its method of accounting for Cybernet. Given the disclosure regarding the change was included for several filings it was felt that the subject had been sufficiently addressed. In addition, since there were no subsequent changes in the level of involvement, and once all financial statements presented reflected the equity method, it was thought that there was no need for the expanded information. Finally, the disclosure was felt to be adequate given our investment in Cybernet is relatively immaterial to Sparton's financial statements when taken as a whole. Based upon your comments, in future filings we will provide expanded disclosures supporting our conclusion that Sparton's level of involvement with Cybernet is sufficient for the application of equity accounting.

    The expanded disclosure will include:
       The Company believes that the equity method is appropriate given Sparton's level of involvement in Cybernet. Prior to June 2002, Sparton accounted for its Cybernet investment using the cost method, which reflected a passive involvement with Cybernet's operations. Sparton's current President and CEO is one of three Cybernet Board members, and as part of that position is actively involved in Cybernet's oversight and operations. In addition, he has a strategic management relationship with the owners, who are also the other two board members, resulting in his additional involvement in pursuing areas of common interest for both Cybernet and Sparton.

Note 4. Long-Term Contracts, page 23

9. Revise future filings to include the disclosures required by Rule 5-02(3)(c) of Regulation S-X, as applicable.

Response:
    Sparton will revise future filings to comply with the disclosure requirements of Rule 5-02(3)(c), to the extent applicable.

Form 10-Q for the Quarterly Period Ended December 31, 2004

10. Comply with the comments on the Form 10-K for the year ended June 30, 2004, as they apply to filings on Form l0-Q.

Response:
    Sparton will revise future Form 10-Q filings, as needed and applicable, to comply with the above comments on Form 10-K as they apply to interim financial statements.

If you require additional information with respect to our responses, you can contact me by phone at (517) 787-8600 or by fax at (517) 787-1822.

Sincerely,


Richard Langley
CFO, Sr. Vice-President, Treasurer